UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD

4/ Room B1, 5/F., Well Town Industrial Building,

13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Resignation and Appointment of Independent Director

On September 18, 2026, Mr. Mike Yao Zhou (“Mr. Zhou”), an independent director of Cellyan Biotechnology Co., Ltd (the “Company”), resigned from the board of directors (the “Board”) and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Compensation Committee of the Board, effective September 18, 2026.

To fill in the vacancy created by the resignation of Mr. Zhou, on September 18, 2026, the Company extended a director offer letter to Mr. Letao Zhao (“Mr. Zhao”), who accepted the offer and signed a consent to act as a director of the Company. On September 18, 2026, the Board ratified the appointment of Mr. Zhao to serve as an independent director of the Company, a member of the three committees and the chairperson of the Compensation Committee, effective as of September 18, 2026.

Mr. Zhao has over 20 years of entrepreneurial and operational experience in brick-and-mortar businesses, with extensive expertise in business operations, store and restaurant management, strategic planning and brand development. From December 1999 to December 2013, Mr. Zhao was responsible for the overall management of Tangshi Apparel Specialty Store in Jiyang, Shandong Province, where he gained substantial experience in the operation and management of a retail apparel business. From January 2014 to October 2019, he served as the person in charge of Dexter’s Restaurant in Jinan, Shandong Province, and Chuanhaomei Restaurant in Jiyang, Shandong Province, overseeing the restaurant and food service operations. From December 2019 to April 2025, he was responsible for the overall management of Qilu Restaurant in Nanjing, Jiangsu Province. Since July 2022, Mr. Zhao has also been responsible for the overall management of Baishimi (Nanjing) Brand Management Co., Ltd. as the Legal Representative, where he has focused on brand and restaurant management. Through these roles, Mr. Zhao has developed extensive practical experience in day-to-day business operations, store management and brand development. Mr. Zhao obtained his bachelor’s degree from Shandong University in January 2023. Mr. Zhao does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-298301) and Form F-3 (No. 333-296754) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLYAN BIOTECHNOLOGY CO., LTD

Date: September 23, 2026	By:	/s/ Chenyu Liang
	Name:	Chenyu Liang
	Title:	Director and Chief Executive Officer

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